UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934

Summit Midstream Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

866142102

(CUSIP Number)

Andrew Singer

11943 El Camino Real

Suite 220

San Diego, California 92130

Telephone: 858-703-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Energy Capital Partners II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 33,742,506 (a)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 33,742,506 (a)

11	Aggregate Amount Beneficially Owned by Each Reporting Person * 33,742,506 (a)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 50.8%(b)

14	Type of Reporting Person OO (Limited Liability Company)

(a) Represents (i) 3,887,925 common units representing limited partner interests of the Issuer (“Common Units”) held directly by SMLP Holdings, LLC (“SMLP Holdings”), 151,160 Common Units held directly by Summit Midstream Partners, LLC (“Summit”) and 29,703,421 Common Units held directly by Summit Midstream Partners Holdings, LLC (“SMPH”), which cumulatively represent 50.8% of the outstanding Common Units. Summit is the sole member of SMPH. Energy Capital Partners II, LP and its parallel and co-investment funds (collectively, the “ECP Funds”), hold, in the aggregate, greater than a majority of the membership interests in Summit.  Certain of the ECP Funds also collectively hold all of the membership interests in SMLP Holdings. Energy Capital Partners II, LLC (“ECP II”) is the general partner of the general partner of each ECP Fund that holds membership interests in Summit and SMLP Holdings and has voting and investment control over the securities held thereby. Accordingly, ECP II may be deemed to indirectly beneficially own the Common Units of the Issuer held by Summit, SMPH and SMLP Holdings.

(b) Based upon 66,472,494 Common Units outstanding as of February 16, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) SMLP Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,887,925(a)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,887,925(a)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person * 3,887,925(a)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.8%(b)

14	Type of Reporting Person OO (Limited Liability Company)

(a) Represents 3,887,925 Common Units, or 5.8% of the outstanding Common Units.

(b) Based upon 66,472,494 Common Units outstanding as of February 16, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

Explanatory Note: This Amendment No. 3 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of Energy Capital Partners II, LLC and SMLP Holdings, LLC (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on February 1, 2016, as amended by Amendment No. 1 filed on February 12, 2016 and Amendment No. 2 filed on February 1, 2016.

This Amendment No. 3 is being filed to report the acquisition of Common Units reported in Item 5(c) that resulted in an acquisition of beneficial ownership of Common Units in an amount equal to one percent or more of the Issuer’s outstanding Common Units. The disclosure regarding the transactions reported in Item 5(c) below is incorporated herein by reference.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraph at the end hereof:

In various open market purchases between March 1, 2016 and March 7, 2016, SMLP Holdings, which is a wholly owned subsidiary of certain of the ECP Funds, acquired an aggregate of 889,068 of the Issuer’s outstanding Common Units for a total aggregate purchase price of $12,600,972.41. The purchase of such Common Units was funded from cash contributed to SMLP Holdings by certain of the ECP Funds.

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

	ECP II		SMLP Holdings
(a) Amount beneficially owned	33,742,506	(1)	3,887,925	(2)
(b) Percent of Class (3)	50.8%		5.8%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:			3,887,925	(2)
(ii) Shared power to vote or to direct the vote:	33,742,506	(1)
(iii) Sole power to dispose or to direct the disposition of:			3,887,925	(2)
(iv) Shared power to dispose or to direct the disposition of:	33,742,506	(1)

(1)         Represents 3,887,925 Common Units held directly by SMLP Holdings, 151,160 Common Units held directly by Summit and 29,703,421 Common Units held directly by SMPH, which cumulatively represent 50.8% of the outstanding Common Units.  Summit is the sole member of SMPH. The ECP Funds, hold, in the aggregate, greater than a majority of the membership interests in Summit. Certain of the ECP Funds also collectively hold all of the membership interests in SMLP Holdings. ECP II indirectly controls each ECP Fund that holds membership interests in Summit and SMLP Holdings and has voting and investment control over the securities held thereby. Accordingly, ECP II may be deemed to indirectly beneficially own the Common Units of the Issuer held by Summit, SMPH and SMLP Holdings.

(2)         Represents Common Units held directly by SMLP Holdings, or 5.8% of the outstanding Common Units.

(3)         Based upon 66,472,494 Common Units outstanding as of February 16, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

(c) The transactions effected by the Reporting Persons since the filing of the Schedule 13D are set forth on Schedule I attached hereto.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2016

Energy Capital Partners II, LLC

By:	/s/ Christopher M. Leininger
Christopher M. Leininger
Managing Director and Deputy General Counsel

SMLP Holdings, LLC

By:	/s/ Enoch O. Varner
Enoch O. Varner
Vice President

SCHEDULE I

Open Market Transactions by SMLP Holdings, LLC in the Securities of the Issuer

Date of Transaction	Number of Common Units Purchased	Weighted Average Price Per Common Unit	Price Range
March 1, 2016	25,652	$12.66	$12.15-12.99
March 1, 2016	110,376	$13.60	$13.00-13.99
March 1, 2016	1,000	$14.00	$14.00
March 2, 2016	150,677	$13.99	$13.52-14.22
March 3, 2016	350,000	$13.81	$13.81
March 4, 2016	43,330	$14.79	$14.48-14.98
March 7, 2016	208,033	$15.19	$14.91-15.48

The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Common Units purchased at each separate price within the ranges set forth above.